Filed by Discovery Partners International, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Infinity Pharmaceuticals Inc.

Commission File No. 333-134438

On August 9, 2006, Discovery Partners International, Inc. (the “Company”) issued a press release announcing, among other things, its financial results for the three and six month periods ended June 30, 2006. The text of the press release is as follows:

Company Contact:
Discovery Partners International
Acting Chief Executive Officer	Chief Financial Officer
Michael C. Venuti, Ph.D.	Craig Kussman
858-455-8600	(858) 228-4113
ir@discoverypartners.com

FOR IMMEDIATE RELEASE

DISCOVERY PARTNERS INTERNATIONAL REPORTS SECOND QUARTER 2006 RESULTS

San Diego, CA –August 9, 2006 – Discovery Partners International, Inc. (NASDAQ: DPII) today announced unaudited financial results for the three and six month periods ended June 30, 2006.

Following the Company’s sale of all of the stock of its operating subsidiaries and all of its material operating assets pursuant to a stock and asset purchase agreement with Galapagos NV and Biofocus Inc., a subsidiary of Galapagos NV, and the sale of the instrumentation product lines in 2005, the Company no longer reports any revenue nor associated expense, nor any historical operating results related to its operating activities. These results are reported as discontinued operations. The Company’s results from continuing operations arise solely from general and administrative and other expenses related to its corporate activities and investment income on its marketable securities portfolio.

Net loss from continuing operations for the three months ended June 30, 2006 was $3.2 million, or $0.12 per share, compared to a net loss of $2.2 million, or $0.08 per share, for the same period in 2005. Net loss from continuing operations for the six months ended June 30, 2006 was $5.3 million, or $0.20 per share, compared to a net loss of $4.9 million, or $0.19 per share, for the same period in 2005.

Selling, general and administrative costs for the second quarter of 2006 were $4.1 million, up from $2.6 million in the second quarter of 2005 due to costs related to the Company’s strategic initiatives, which more than offset savings from lower staffing levels. Selling, general and administrative costs for the first half of 2006 were $7.0 million, up from $5.7 million in the first half of 2005 due to costs related to the Company’s strategic initiatives, which more than offset the absence of severance payments to our former COO and savings from lower staffing levels.

Investment income for the three and six months ended June 30, 2006 were $0.9 million and $1.8 million, respectively, up from $0.4 million and $0.9 million, respectively, for the same periods in 2005 due to higher yields on the Company’s investment portfolio.

Net loss from discontinued operations for the three months ended June 30, 2006 was $1.2 million, or $0.05 per share, compared to net income of $0.8 million, or $0.03 per share, for the same period in 2005. Net loss from discontinued operations for the six months ended June 30, 2006 was $8.3 million, or $0.31 per share, compared to a net loss of $1.0 million, or $0.04 per share, for the same period in 2005. The increased loss for both periods resulted primarily from a significant reduction in revenue generated from the discontinued operations in 2006 versus 2005.

Cash, cash equivalents and short-term investments at June 30, 2006 were $75.4 million, a decrease of $4.7 million from the balance at March 31, 2006 due primarily to the net loss. This cash number does not reflect the $5.4 million received from the sale of our operational assets to Galapagos NV in early July.

“During the second quarter of 2006, Discovery Partners announced both the merger with Infinity Pharmaceuticals, and the sale of our drug discovery business to Galapagos NV for $5.4 million in cash,” said Michael C. Venuti, Ph.D., Acting Chief Executive Officer of Discovery Partners. “Importantly, we were able to complete the sale to Galapagos NV without incurring either major severance or shutdown costs. The combination of these strategic initiatives is intended to afford our shareholders the opportunity to participate in the growth associated with the cancer drug development portfolio of Infinity. The date for the special meeting Discovery Partners’ shareholders to vote on the Infinity merger and related matters is September 12, 2006,” concluded Venuti.

About Discovery Partners International, Inc.

Discovery Partners International, Inc. (DPI) has entered into a merger agreement with Infinity pursuant to which Infinity will merge with and into a wholly owned subsidiary of Discovery Partners, with Infinity as the surviving corporation, becoming a wholly owned subsidiary of Discovery Partners. In connection with the merger, Discovery Partners recently completed the sale of all of the stock of its operating subsidiaries and all of its material operating assets pursuant to a stock and asset purchase agreement with Galapagos NV. and Biofocus Inc., a subsidiary of Galapagos NV. Discovery Partners’ only remaining material assets following that sale are its cash, cash equivalents and short-term investments, its listing on the NASDAQ Global Market and its merger agreement with Infinity. The terms of the Infinity merger agreement and the stock and asset purchase agreement with Galapagos and Biofocus, and the remaining assets of Discovery Partners following the closing of the transactions described in such agreements are contained in Discovery Partners’ filings with the Securities and Exchange Commission and are available on the Company’s web site at http://www.discoverypartners.com.

About Infinity Pharmaceuticals, Inc.

Infinity is an innovative cancer drug discovery and development company that leverages its strength in small molecule technologies to bring important new medicines to patients. For more information on Infinity Pharmaceuticals, including a copy of this release in the Media Room, please visit the company’s web site at http://www.ipi.com.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger transaction with Infinity, on August 7, 2006 an amended registration statement was filed with and has been declared effective by the Securities and Exchange Commission that contains a proxy statement/prospectus. Investors and security holders of Discovery Partners and Infinity are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed transaction because it contains important information about Discovery Partners, Infinity and the proposed transaction. Discovery Partners’s stockholders can obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Discovery Partners and Infinity, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Partners International, Inc., 9640 Towne Centre Drive, San Diego, CA 92121, Attention: Investor Relations, Telephone: (858) 455-8600.

Participants in the Solicitation

Discovery Partners and its directors and executive officers and Infinity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Discovery Partners in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Discovery Partners is also included in Discovery Partners’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2006. This document is available free of charge at the SEC’s web site (http://www.sec.gov) and from Discovery Partners’s Investor Relations at the address listed above.

Forward-Looking Statements

This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the proposed transaction and, the growth associated with Infinity’s drug portfolio. Factors that may cause actual results to differ materially include the risk that Discovery Partners and Infinity may not be able to complete the proposed transaction, the risk that Infinity product candidates that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in larger-scale or later clinical trials, the risk that Infinity will not obtain approval to market its products, the risks associated with reliance on outside financing to meet capital requirements, and the risks associated with reliance on collaborative partners for further clinical trials, development and commercialization of product candidates. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. These factors and others are more fully discussed in Discovery Partners’s periodic reports and other filings with the SEC.

Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, speak only as of the date made. Discovery Partners undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

DISCOVERY PARTNERS INTERNATIONAL, INC.

Selected Consolidated Financial Data

(In Thousands, Except Per Share Amounts)

Consolidated Statements of Operations

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)

Operating expenses:
Selling, general and administrative	4,124	2,619	7,000	5,742
Restructuring	—	—	22	—

Total operating expenses	4,124	2,619	7,022	5,742

Loss from continuing operations	(4,124)	(2,619)	(7,022)	(5,742)

Interest income, net	896	413	1,752	878
Foreign currency transaction gain (loss), net	—	—	(11)	(4)
Other income, net	(9)	(3)	4	—

Loss from continuing operations before income taxes	(3,237)	(2,209)	(5,277)	(4,868)

Income tax refund	—	(11)	—	—

Net loss from continuing operations	$(3,237)	$(2,198)	$(5,277)	$(4,868)

Discontinued operations:
Gain on sale of discontinued operations	—	—	165	—
Income (loss) from discontinued operations	(1,177)	830	(8,341)	(1,048)

Net loss	$(4,414)	$(1,368)	$(13,453)	$(5,916)

Basic and diluted:
Continuing operations	$(0.12)	$(0.08)	$(0.20)	$(0.19)

Discontinued operations	$(0.05)	$0.03	$(0.31)	$(0.04)

Net loss per share	$(0.17)	$(0.05)	$(0.51)	$(0.23)

Weighted average shares outstanding:
Basic and diluted:	26,116	25,853	26,114	25,848

Summary Balance Sheets

(In Thousands)

	June 30, 2006	December 31, 2005
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$25,652	$24,231
Short-term investments, net	49,783	59,255
Prepaid and other current assets	1,715	1,050
Assets of discontinued operations	10,541	16,618

Total current assets	87,691	101,154

Restricted cash	—	1,061
Other assets, net	—	64

Total assets	$87,691	$102,279

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$568	$742
Accrued compensation	495	421
Liabilities of discontinued operations	4,042	6,042

Total current liabilities	5,105	7,205

Stockholders’ Equity:
Common stock	26	26
Common stock issuable	—	1,597
Treasury stock	(1,037)	(1,037)
Additional paid-in-capital	210,690	209,237
Deferred compensation	—	(919)
Accumulated other comprehensive income	253	64
Accumulated deficit	(127,346)	(113,893)

Total stockholders’ equity	82,586	95,075

Total liabilities and stockholders’ equity	$87,691	$102,279

Summary Statement of Cash Flows

(In Thousands)

Six Months Ended June 30, 2006
(Unaudited)
Net Loss	$(13,453)
Adjustments to reconcile net loss to cash and cash equivalents used in operating activities:
Gain on sale of discontinued operations	(165)
Depreciation and amortization	(27)
Stock based compensation	751
Restructuring expense	22
Realized loss on investments	(4)
Change in operating assets and liabilities:
Other current assets	515
Accounts payable and accrued expenses	(168)

Net cash used in operating activities	(12,529)

Net cash provided by operating activities of discontinued operations	5,519

Investing activities:
Proceeds from sale of division	165
Proceeds from sales and maturity of short-term investments, net of purchases	9,498

Net cash provided by investing activities	9,663

Net cash used in investing activities of discontinued operations	(1,372)

Financing activities:
Net proceeds from issuance of common stock	24

Net cash provided by financing activities	24
Effect of exchange rate changes	116

Net increase in cash and cash equivalents	1,421

Cash and cash equivalents at beginning of period	24,231

Cash and cash equivalents at end of period	$25,652